Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      :+91 40 4900 2900

Fax     :+91 40 4900 2999

Email :mail@drreddys.com

www.drreddys.com

January 27, 2021

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sirs,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy’s and GRA announces Avigan Pivotal Studies Update.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

  NSE IFSC Ltd

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-49002135)	APARNA TEKURI aparnatekuri@drreddys.com (Ph: +91-40- 49002446)

Dr. Reddy’s and GRA announces Avigan Pivotal Studies Update

Study for hospitalized moderate to severe cases in Kuwait terminated, while study for out-patient mild to moderate cases continues in North America

Hyderabad, India, January 27, 2021	For Immediate Release

Hyderabad, India, January 27, 2021: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY along with its subsidiaries together referred to as “Dr. Reddy’s”) and Global Response Aid FZCO (GRA) today announced the termination of Avigan Trial Study conducted in Kuwait focused on moderate to severe COVID patients in a hospital setting.

The hospitalized patient study, conducted in Kuwait, on moderate to severe patients was one of the studies in the overall clinical program for Avigan, spanning the spectrum of Asymptomatic to severe cases of COVID in both outpatient and in-patient setting. The Phase-III study, being conducted in an outpatient setting on patients with mild to moderate symptoms in North America by Dr. Reddy’s, in partnership with Appili Therapuetics and Global Response Aid, shall continue.

The data from the Kuwait CVD-04-CD-001 study involving moderate-severe COVID 19 hospitalized patients did not show statistically significant difference for the primary endpoint (i.e. time to sustained hypoxia resolution) for Avigan vs. Placebo (7 days vs 8 days; p= >0.05). The full data analysis on 353 subjects would be available by the end of February 2021. Within this group, there was sub group analysis carried out on 181 subjects in the low risk category. The Sub-group analysis of the low-risk (low NEWS Score at admission) study cohort (n=181) demonstrated a 3 day earlier discharge in Avigan group compared to placebo group (8 days vs 11 days; p=0.0063) for time to hospital discharge secondary endpoint. The sub group analysis data during the initial interim analysis points towards the hypothesis with clinically significant insights from this study that an antiviral drug like Avigan may be effective as part of early treatment initiation in COVID 19 patients and not effective in the late-stage hospital treatment for moderate and severe COVID 19 patients.

Dr.Reddy’s, in partnership with Appili Therapuetics and Global Response Aid, shall continue the Phase 3 pivotal study [PRESECO] being conducted in North America in an out-patient setting. The PRESECO study aims to determine the efficacy of Avigan as an early treatment for COVID-19 patients with mild-to-moderate symptoms, with the goal of alleviating symptoms and preventing disease progression before the infection requires hospitalizations or other intensive interventions. Additional observational studies to evaluate efficacy of Avigan as part of early treatment in COVID 19 patients are also initiated.

Avigan® is a trademark of FUJIFILM Toyama Chemical Co., Ltd.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue"

and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults, currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2020. The company assumes no obligation to update any information contained herein.”

About FUJIFILM Corporation, Tokyo, Japan is one of the major operating companies of FUJIFILM Holdings Corporation. The company brings cutting edge solutions to a broad range of global industries by leveraging its depth of knowledge and fundamental technologies developed in its relentless pursuit of innovation. Its proprietary core technologies contribute to the various fields including healthcare, graphic systems, highly functional materials, optical devices, digital imaging and document products. These products and services are based on its extensive portfolio of chemical, mechanical, optical, electronic and imaging technologies. For the year ended March 31, 2020, the company had global revenues of $21 billion, at an exchange rate of 109 yen to the dollar. Fujifilm is committed to responsible environmental stewardship and good corporate citizenship. For more information, please visit: holdings.fujifilm.com

About Global Response Aid (GRA)

Agility (KSE/DFM: AGLTY), one of the world’s leading logistics companies and AiPharma, an innovative pharma research, development and commercialization company based in Dubai,established Global Response Aid (GRA) to address the market challenges created by the COVID-19 pandemic and other threats to public health. GRA delivers innovative, effective healthcare solutions through a range of pharmaceutical products and technology platforms. It works closely with governments, regulatory authorities, hospitals, clinics, healthcare providers, life sciences companies, NGOs and public institutions to develop strategies that allow them to tackle public health challenges. For more information: www.globalresponseaid.com www.agility.com

About AiPharma

AiPHARMA is an early-stage biotechnology company with regional offices in Dubai and Tokyo. We take a highly interdisciplinary approach to science, with our services building upon work from leading academic labs in biophysics and algorithmic design that enables the acceleration of life science research and development in the pursuit of improved human health. For more information: www.aipharmalab.com

About Appili Therapeutics Appili Therapeutics is an infectious disease biopharmaceutical company that is purposefully built, portfolio-driven, and people-focused to fulfill its mission of solving life-threatening infections. By systematically identifying urgent infections with unmet needs, Appili’s goal is to strategically develop a pipeline of novel therapies to prevent deaths and improve lives. As part of a global consortium, Appili is sponsoring late-stage clinical trials evaluating the antiviral Avigan® (favipiravir) for the worldwide treatment and prevention of COVID-19. The Company is also advancing a diverse range of anti-infectives, including a broad-spectrum antifungal, a vaccine candidate to eliminate a serious biological weapon threat, and two novel antibiotic programs. Led by a proven management team, Appili is at the epicenter of the global fight against infection. For more information, visit www.AppiliTherapeutics.com.